UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD from                      to
Commission file number 1-3560
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

GLATFELTER 401(K) SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

GLATFELTER 96 SOUTH GEORGE STREET, SUITE 500 YORK, PA 17401

Glatfelter 401(k) Savings Plan
Financial Report
December 31, 2006

Glatfelter 401(k) Savings Plan

December 31, 2006 and 2005

Page No.
Financial Statements:

Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplementary Schedule:

Schedule of Assets (Held at End of Year)	10
Consent of Beard Miller Company LLP

Report of Independent Registered Public Accounting Firm
To the Finance Committee
Glatfelter 401(k) Savings Plan
     We have audited the accompanying statements of net assets available for benefits of the Glatfelter 401(k) Savings Plan (Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
     Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary schedule is the responsibility of the Plan’s management. The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Beard Miller Company, LLP
Beard Miller Company LLP
York, Pennsylvania
June 25, 2007

Glatfelter 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2006	2005
Assets

Plan interest in the Glatfelter 401(k) Savings and Profit Sharing Master Trust – at fair value	$57,893,288	$47,328,848
Participant loans – at fair value	1,132,126	641,827

	59,025,414	47,970,675

Employer contributions receivable	1,404,128	0

Net Assets Available for Benefits	$60,429,542	$47,970,675

See notes to financial statements.

Glatfelter 401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2006	2005

Investment Income
Net appreciation in fair value of investments	$2,051,627	$2,128,970
Interest and dividends	4,054,997	1,249,447

	6,106,624	3,378,417

Interest on Participant Loans	65,454	34,742

Contributions
Participants	3,713,554	1,974,149
Rollovers	5,758,770	943
Employer	2,409,815	271,223

	11,882,139	2,246,315

Net Transfers In	521,513	1,080

Benefits Paid to Participants	(6,112,847)	(4,778,852)

Administrative Expenses	(4,016)	(2,481)

Net Increase (Decrease) in Net Assets	12,458,867	(875,221)

Net Assets Available for Benefits – Beginning of Year	47,970,675	47,091,454

Net Assets Available for Benefits – End of Year	$60,429,542	$47,970,675

See notes to financial statements.

Glatfelter 401(k) Savings Plan
Notes to Financial Statements
Note 1 — Description of Plan
General – The following description of the Glatfelter 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan covers all eligible employees, as defined in the Plan, of the Spring Grove and Neenah sites of the P. H. Glatfelter Company and the Glatfelter Pulp Wood Company (the “Companies”) who have completed a 60-day period of eligibility service.
Effective April 3, 2006, Glatfelter completed its acquisition of Chillicothe, the carbonless business operations of NewPage Corporation a paper making facility in Chillicothe, Ohio with approximately 410 non-union employees (the “Chillicothe employees”). The Plan document was amended to allow Chillicothe employees to be immediately eligible to contribute to the Plan if they had been eligible to participate in the NewPage Retirement Savings Plan for Salaried and Non-Bargained Hourly Employees (NewPage Plan). Chillicothe employees could immediately rollover their account balances from the NewPage Plan. Employees with a loan balance in the NewPage Plan could continue to make loan payments through regular payroll deductions provided that they rolled over their entire balance to the Plan’s recordkeeper, Fidelity. Chillicothe employees not already eligible to participate in the NewPage Plan will be eligible to participate in the Plan upon completion of a 60-day period of service
Participation – An employee is eligible to become a participant in the Plan on the first day of the calendar month coinciding with or next following the date eligibility requirements are met.
Contributions – Each participant may contribute up to 50% of their compensation as defined in the restated Plan through payroll deductions. With the exception of Chillicothe employees, the Companies will provide a matching contribution in an amount equal to 25% of the first 6% of each participant’s payroll reduction contributions. The companies will provide a matching contribution to Chillicothe employees in an amount equal to the sum of 100% of the first 3% of each participant’s payroll reduction contributions plus 50% of the next 2% of each participant’s payroll reduction contributions.
For the year ended December 31, 2006, Chillicothe employees will receive a fixed company contribution equal to 3% of eligible compensation. In addition, Chillicothe employees will also receive a transition company contribution for the year ended December 31, 2006. A Chillicothe employee is eligible to receive a transition company contribution if they are at least 45 years of age and have completed 10 years of service as of the last day of 2006. The transition company contribution is determined by applying a certain percentage that is based on the length of the employee’s vested service by eligible compensation.
Participants will continue to be able to contribute to the Plan a portion of or all of their profit sharing allocation, subject to IRS mandated maximum contributions, in addition to any payroll deduction savings and matching contributions described above. The Companies profit sharing allocations are funded based upon the profit sharing formula defined in the Plan document.
Participants may allocate contributions among available investment options. All employer-matching contributions are initially invested in the Glatfelter Stock Fund. After the Companies’ matching contributions have been in the Plan at least twelve months, it may be redirected among the other investment options at the participant’s discretion.

Glatfelter 401(k) Savings Plan
Notes to Financial Statements
Note 1 — Description of Plan (Continued)
Participant Accounts and Vesting – Payroll reduction contributions, rollover contributions, and profit sharing deferral contributions are fully vested upon receipt by the Plan. With the exception of Chillicothe employees, matching contributions are subject to a graded vesting schedule through which a participant becomes fully vested after attaining five years of service as follows:

Years of Vesting Service	Vesting Percentage
Less than 2 years	0
2 years	25
3 years	50
4 years	75
5 or more years	100
With respect to the Chillicothe employees, matching contributions are fully vested upon receipt by the plan and fixed company contributions and transition company contributions are fully vested after the completion of five years of service.
Investment income and market appreciation or depreciation are allocated monthly to the participants in the ration that the balance in each participant’s account bears to the total amount of all such account balances as of the end of the preceding month.
Forfeited balances of terminated participants’ non-vested accounts are used to reduce future companies’ contributions.
Benefits – Upon retirement, disability or death, distributions will be paid as soon as administratively possible in a lump sum or as an annuity. Upon termination of service other than by retirement, disability, or death, a participant will receive a lump sum payment if the total of their vested account balance does not exceed $1,000 ($5,000 prior to March 28, 2005). If the vested account balance exceeds $1,000, but is less than $5,000, the balance shall be distributed in a direct rollover to an IRA account of the Plan Administrators choosing, set up in the name of the participant. If the vested account balances exceeds $5,000, the assets may be held until the participant’s normal or early retirement date; however, terminated participants may elect to receive their vested account balance as soon as administratively possible following termination.
Effective January 1, 2006, participants may withdraw amounts from certain accounts for an immediate and heavy financial hardship that cannot be reasonably met from other resources.
Loans – Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, but in no case can a loan exceed 50% of the borrowing participant’s vested account balance. Loans are secured by the balance in the participant’s account. Interest is payable at rate commensurate with local prevailing rates at the time the loan is approved. The trustee of the Plan will determine whether the loan application is to be approved after an evaluation of all necessary documentation regarding the creditworthiness of the applicant. Loan terms range from one to five years, or up to 15 years if the loan is extended for the purchase of a primary residence. At December 31, 2006 and 2005, loans outstanding amounted to $1,132,126 and $641,827 respectively.

Glatfelter 401(k) Savings Plan
Notes to Financial Statements
Note 1 — Description of Plan (Continued)
Administration:
Plan Sponsor: P. H. Glatfelter Company
Plan Administration: P. H. Glatfelter Company
Plan Trustee: Fidelity Management Trust Company
The Plan issues loans to participants which are secured by the balances in the participant’s accounts.
Under the provisions of ERISA, all of the above are “parties-in-interest”.
The respective participant pays fees for participant loans. The Company pays all other administrative expenses, though it is permitted for those expenses to be paid by the Plan.
All other transactions which may be considered parties-in-interest transactions relate to normal plan management and administrative services, and the related payment of fees.
Note 2 — Summary of Significant Accounting Policies
Basis of Presentation – The financial statements of the Plan are presented on the accrual basis of accounting.
Investments – The fair value of the Plan’s interest in the P.H. Glatfelter 401(k) Savings and Profit Sharing Master Trust (“Master Trust”) is based on the beginning of the year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. Quoted market prices are used to value money market and mutual fund investments in the Master Trust. Unitized funds in the Master Trust are valued at the net value of participation units which are generally valued by the trustee based upon quoted market prices of the underlying assets of the unitized fund. Participant loans are stated at cost, which approximates fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
The Master Trust invests in various securities including mutual funds and corporate stocks. Investment securities in general are exposed to various risks; such are interest rates, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amount reported in the statement of assets available for Plan benefits.
Payment of Benefits – Benefit payments to participants are recorded when paid.

Glatfelter 401(k) Savings Plan
Notes to Financial Statements
Note 2 — Summary of Significant Accounting Policies (Continued)
Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
Investment Fees - Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan’s investment earnings activity and thus are not separately identifiable as an expense.
New Accounting Policies – In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair values and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS 157 will have a material impact on the financial statements.
Note 3 — Master Trust Information
Investments of the Plan are maintained along with the investments of Glatfelter 401(k) Savings Plan for Hourly Employees in the P.H. Glatfelter 401(k0 Savings and Profit Sharing Master Trust (“the Master Trust”) managed by Fidelity Management Trust Company.
At December 31, 2006 and 2005, the Plan’s aggregate interest in the net assets of the Master Trust was approximately 60% and 64%, respectively. The Plan’s interest in individual Master Trust investment options varies based upon investment selections of Plan participants.
The following is a summary of information regarding the Master Trust, a portion of which is included in the Plan’s financial statements prepared by Fidelity Management Trust Company, the trustee of the Plan, and furnished to the Plan administrator.

Investment Assets Held as of:	December 31,
	2006	2005
P. H. Glatfelter Company Stock Fund	$8,075,793	$5,978,403
Mutual Funds and Cash	88,793,184	67,995,235

	$96,868,977	$73,973,638

Non-participant-directed investments as of December 31, 2006 and 2005 consisted entirely of P. H. Glatfelter Company Stock Fund as described in Note 1. The fair value of such non-participant-directed investments as of December 31, 2006 and 2005 was $1,120,842 and $671,091, respectively. At December 31, 2006 and 2005, the Plan’s aggregate interest in the non-participant-directed investments was approximately 74% and 49%, respectively.

Glatfelter 401(k) Savings Plan
Notes to Financial Statements
Note 3 — Master Trust Information (Continued)
Investment income for the Master Trust for the years ended December 31, 2006 and 2005 were as follows:

	December 31,
	2006	2005

Net appreciation (depreciation) in fair value of investments:
P. H. Glatfelter Company Stock Fund	$506,345	$(431,757)
Mutual Funds	3,005,032	3,866,637
Interest and dividends:
P. H. Glatfelter Company Stock Fund	160,760	152,303
Mutual Funds	6,501,989	1,675,044

	$10,174,126	$5,262,227

The Plan’s share of the underlying investments of the Master Trust that represent five percent or more of the Plan’s net assets available for benefits are separately identified as of December 31:

Investments	2006	2005
At Fair Value as Determined by Quoted Market Prices:
Mutual funds:
Julius Baer International Equity Fund	3,595,271	*
Sequoia Fund	*	2,587,309
Fidelity Contrafund	9,533,009	9,120,452
Fidelity Intermediate Bond Fund	3,246,382	3,152,919
Fidelity Disciplined Equity Fund	15,531,717	15,481,237

Unitized Stock Fund

PH Glatfelter Stock Fund	5,357,804	3,830,327

*	Investment was less than 5% of net assets available for benefits
Note 4 — Plan Termination
While the Company has not expressed any intent to discontinue its contributions or terminate the Plan, it is free to do so at any time in whole or in part.
Upon the complete or partial termination of the Plan, the accounts of all affected participants become fully vested and non-forfeitable. The Employee Benefits Committee of the Board of Directors will direct the Trustee to distribute the assets remaining in the trust fund to or for the exclusive benefit of participants or their beneficiaries in a manner in accordance with ERISA and the terms of the Plan document.

Glatfelter 401(k) Savings Plan
Notes to Financial Statements
Note 5 — Tax Status
The Plan obtained its latest determination letter on October 3, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Plan Administrator and advisors believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan is qualified and the related trust is exempt from taxes as of the financial statement date.
Note 6 — Transfers
During the Plan year ended December 31, 2006 and 2005, several participants were reclassified between the Glatfelter 401(k) Savings Plan and Glatfelter 401(k) Savings Plan for Hourly Employees. In addition, in 2006, several Chillicothe employees transferred participant loan balances from the NewPage Plan as a result of the acquisition of the Chillicothe paper making operations. Accordingly, an increase of $521,513 and $1,080 is included in the accompanying statement of changes in net assets available for benefits for the Plan year ended December 31, 2006 and 2005, respectively.
Note 7 — Subsequent Events
Effective January 1, 2007, the Plan was amended to allow eligible employees who have attained age 50 before the close of the Plan year to make catch-up contributions subject to limitations in the Internal Revenue Code. Such catch-up contributions shall not be taken into account in determining the Company’s matching contributions.
Effective January 1, 2007, the Plan was amended to allow participants to make an investment election at any time with respect to their matching contribution account and that the trustee shall invest the matching contribution account in accordance with such election.
Note 8 — Reclassifications
Certain amounts in the 2005 financial statements contain reclassifications to make that information comparable to information presented in the 2006 financial statements. Such reclassifications did not impact the net increase in the statements of changes in net assets available for benefits.

Glatfelter 401(k) Savings Plan
Employer Identification Number : 23-0628360
Plan Number : 017
Schedule H — Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2006

		(c)
		Description of investment		(e)
	(b)	including maturity date, rate of	(d)	Current
(a)	Identity of issue, borrower, lessor, or similar party	interest, collateral, par, or maturity value	Cost	Value
*	Participant Loans	5% - 10.75%	—	$1,132,126

		Total Investments		$1,132,126

*	Party-in-interest

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Board of Directors has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

GLATFELTER 401(K) SAVINGS PLAN
June 29, 2007	By:	/s/ George Amoss
George Amoss
Plan Administrator

EXHIBIT INDEX

Exhibit
Number	Description

23.1	Consent of Beard Miller Company LLP, Independent Registered Public Accounting Firm